Exhibit 99.1

www.franco-nevada.com Press Release

Franco-Nevada Reports Strong Q2 2014 Results and Declares Quarterly Dividend

TORONTO, August 6, 2014 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported second quarter 2014 results with $107.7 million in revenue, an increase of 15% over second quarter 2013. In addition, 64,734 Gold Equivalent Ounces(1) (“GEOs”) were earned with Net Income of $36.9 million, or $0.25 per share, Adjusted Net Income(2) of $36.0 million, or $0.24 per share and Adjusted EBITDA(3) of $87.2 million, or $0.59 per share.

“Franco-Nevada’s diversified portfolio continues to provide impressive results.  This quarter, it was our oil & gas assets that made a particularly strong contribution,” said David Harquail, CEO.  “We remain a gold-focused company and in the past nine months have invested over $260 million, primarily in gold assets, adding over 30 new royalties to our portfolio.  Franco-Nevada remains financially strong, debt free and we expect to continue to make further investments.”

Financial Results

For the second quarter of 2014, revenue grew to $107.7 million, an increase of 15%, over the second quarter of 2013. GEOs were 64,734 representing a 15% increase over the same period of 2013. The Company saw growth in revenue and GEOs from recent acquisitions and higher production levels from Canadian, International, and Australian gold assets, PGM assets and other minerals, partially offset by lower production from U.S. gold assets. In addition, our oil & gas assets generated $23.7 million in revenues during the quarter, an increase of 30% due to a higher realized oil price and lower capital spending attributable to our Weyburn net royalty interest. Revenue was earned 74% from precious metals (61% gold and 13% PGM) and 80% from North America and Australia (42% Canada, 16% U.S., 17% Mexico and 5% Australia).

The breakdown of revenue and GEOs for the quarter is as follows:

	For the three months ended June 30, 2014
	Revenue	GEOs(1)
	(in millions)	#
Gold — United States	$11.2	8,680
Gold — Canada	12.4	9,680
Gold — Australia	2.3	1,724
Gold — Rest of World	40.0	30,886
Gold — Total	65.9	50,970
PGM	14.3	10,890
Other minerals	3.8	2,874
Oil & gas	23.7	—
	$107.7	64,734

2014 Guidance

Franco-Nevada realized 64,734 GEOs from its mineral assets and $23.7 million from its oil and gas assets for the second quarter of 2014. For the first half of 2014, Franco-Nevada realized 130,570 GEOs and $42.4 million in revenue from its oil and gas assets. Franco-Nevada continues to expect to receive between 245,000 and 265,000 GEOs from its mineral assets and is now expected to earn $70.0 to $80.0 million in revenue from its oil and gas assets for fiscal 2014. Of the 245,000 to 265,000 GEOs, Franco-Nevada expects to receive 125,000 to 135,000 GEOs under its various stream agreements.

For 2014 guidance, platinum and palladium metals have been converted to GEOs using commodity prices of $1300/oz Au, $1400/oz Pt and $725/oz Pd. For the remainder of 2014, the WTI oil price is assumed to average $95 per barrel with similar discounts to Canadian oil as experienced in 2013. 2014 guidance assumes the continued steady state of operations from our assets.

Corporate & Portfolio Updates

•        Business Development: During the quarter, Franco-Nevada closed the previously announced Cerro Moro acquisition for $19.6 million and a $2.5 million acquisition of eight exploration royalties located in Australia. In addition, Franco-Nevada and Coeur Mining Inc. agreed to end the existing Palmarejo gold stream following the completion of the minimum ounce obligation and enter into a new gold stream agreement under which Franco-Nevada will invest $22.0 million in the Guadalupe project.

•        Gold — U.S.: GEOs from Barrick Gold Corporation’s (“Barrick”) Goldstrike mine increased by 1,507 GEOs quarter over quarter (“QoQ”) due to lower capital being allocated to the Company’s net profits interest (“NPI”) royalty and higher production levels with associated revenue increasing by $1.7 million to $5.2 million for the quarter. Capital spending at Goldstrike is expected to decrease by the end of 2014 with the NPI benefitting in 2015. The newly acquired Fire Creek/Midas royalty will contribute to GEOs and revenue in the second half of 2014. Completed and proposed corporate transactions in the quarter resulted in the Marigold mine in Nevada being acquired by Silver Standard Resources Inc. and Augusta Resource Corporation, which is developing the Rosemont project in Arizona, being acquired by HudBay Minerals Inc.

•        Gold — Canada: Overall GEOs from Canadian gold assets increased by 69% QoQ with the largest increases coming from Hemlo due to audit adjustments related to prior quarters recorded in the quarter, and Detour Lake, an asset that began generating GEOs in February 2013 and achieved commercial production in August 2013. Production at Detour Lake is expected to increase as ramp-up activities continue. Higher GEOs came from Kirkland Lake, a recent acquisition, and Timmins West due to higher production. Kirkland Lake Gold Inc. released an update on Macassa operations with higher production expected for 2015. In addition, Pretium Resources Inc. released an updated feasibility study on its Brucejack project and Rubicon Minerals Corporation released positive initial results on its Phoenix infill drilling program.

•        Gold — Australia: Unity Mining Inc. announced plans to put Henty on care and maintenance following the mining of the remaining reserves, which is expected to be within the next 18 months.

•        Gold — Rest of World: GEOs from international gold assets saw growth with the addition of the Sabodala gold stream in Q1 2014 which immediately contributed to GEOs and revenue. Franco-Nevada expects to fund approximately $200.0 million later in 2014 under its precious metals stream agreement on the Cobre Panama project. Discussions between Franco-Nevada and First Quantum Minerals Ltd. related to the security and reporting requirements under the precious metals stream continued during the quarter.

•        PGM Assets: PGM assets saw a 17% increase in GEOs in the quarter due to higher production from Stillwater and the Sudbury assets.

•        Oil & Gas: Revenue from oil & gas assets for the quarter was $23.7 million, an increase of 30% QoQ. The increase is due to higher realized oil and gas prices and deferred capital expenditures allocated to the Weyburn net royalty interest.

Dividend Information

The Board of Directors of Franco-Nevada is pleased to announce that today it has declared a dividend for the third quarter of $0.20 per share. The dividend will be paid on September 25, 2014 to shareholders of record on September 11, 2014.  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on August 5, 2014.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada.  Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, August 7, 2014 at 10:00 a.m. Eastern Time to review the results.  Interested investors are invited to participate as follows:

•        Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450; Title: Franco-Nevada Q2 2014 Results.

•        Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•        Conference call replay: A recording will be available until August 14, 2014 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 72824729.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
416-306-6303	416-306-6328 info@franco-nevada.com

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)   GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q2 2014, the average commodity prices were as follows: $1,289/oz gold (2013 - $1,414/oz); $1,447/oz platinum (2013 - $1,465/oz) and $815/oz palladium (2013 - $713/oz).

(2)   Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)   Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to IFRS measures:

	Three months ended
(Expressed in millions except per share amounts)	June 30, 2014	June 30, 2013

Net Income	$36.9	$21.6
Income tax expense	12.7	12.0
Finance costs	0.4	0.4
Finance income	(1.1)	(0.8)
Depletion and depreciation	39.6	28.2
Impairment of investments	—	4.5
Foreign exchange (gains)/losses and other (income)/expenses	(1.3)	9.3
Adjusted EBITDA	$87.2	$75.2
Basic Weighted Average Shares Outstanding	147.3	146.8
Adjusted EBITDA per share	$0.59	$0.51

Net Income	$36.9	$21.6
Impairment of investments, net of income tax	—	4.0
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(0.9)	6.3
Adjusted Net Income	$36.0	$31.9
Adjusted Net Income per share	$0.24	$0.22

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Notes 4 & 6)	$702.1	$770.0
Short-term investments (Notes 5 & 6)	13.9	18.0
Receivables (Note 6)	73.7	78.0
Prepaid expenses and other	47.4	46.3
Current assets	837.1	912.3

Royalty, stream and working interests, net	2,135.5	2,050.2
Investments (Notes 5 & 6)	54.8	38.2
Deferred income tax assets	13.1	15.8
Other (Note 7)	54.7	28.4

Total assets	$3,095.2	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities	$18.8	$46.1
Current income tax liabilities	2.5	5.0
Current liabilities	21.3	51.1

Deferred income tax liabilities	39.0	30.0
Total liabilities	60.3	81.1

SHAREHOLDERS’ EQUITY (Note 12)
Common shares	3,147.5	3,133.0
Contributed surplus	46.3	45.8
Deficit	(169.4)	(212.5)
Accumulated other comprehensive income (loss)	10.5	(2.5)
Total shareholders’ equity	3,034.9	2,963.8

Total liabilities and shareholders’ equity	$3,095.2	$3,044.9

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q2 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013

Revenue (Note 8)	$107.7	$93.3	$211.8	$202.1

Costs and expenses
Costs of sales (Note 9)	15.2	13.9	29.8	29.0
Depletion and depreciation (Note 2(d))	39.6	28.2	75.7	62.6
Corporate administration (Notes 10 & 12(c))	4.5	3.6	8.7	7.3
Business development	0.8	0.6	1.3	1.5
Impairment of investments	—	4.5	—	5.9
	60.1	50.8	115.5	106.3

Operating income	47.6	42.5	96.3	95.8

Foreign exchange gain (loss) and other income (expenses) (Note 5)	1.3	(9.3)	2.1	(14.0)
Income before finance items and income taxes	48.9	33.2	98.4	81.8

Finance items
Finance income	1.1	0.8	1.8	1.7
Finance expenses	(0.4)	(0.4)	(0.8)	(1.1)
Net income before income taxes	49.6	$33.6	99.4	82.4

Income tax expense (Note 11)	12.7	12.0	27.1	25.4

Net income	$36.9	$21.6	$72.3	$57.0

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $1.2, (2013 -income tax recovery of $1.9), income tax expense of $2.1 (2013 -income tax recovery of $2.7) (Note 5)	6.2	(11.8)	12.1	(17.3)
Currency translation adjustment	39.0	(49.2)	0.9	(73.4)
Other comprehensive income (loss)	45.2	(61.0)	13.0	(90.7)

Total comprehensive income (loss)	$82.1	$(39.4)	$85.3	$(33.7)

Basic earnings per share (Note 13)	$0.25	$0.15	$0.49	$0.39
Diluted earnings per share (Note 13)	$0.25	$0.15	$0.49	$0.39

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q2 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended June 30,
	2014	2013

Cash flows from operating activities
Net income	$72.3	$57.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	75.7	62.6
Impairment of investments	—	5.9
Other non-cash items	0.2	0.5
Deferred income tax expense (Note 11)	9.6	3.2
Share-based payments (Note 12(c))	2.5	2.3
Unrealized foreign exchange loss	—	2.9
Mark-to-market on warrants (Note 5)	(2.3)	9.1

Changes in non-cash assets and liabilities:
Decrease in receivables	4.3	19.5
Increase in prepaid expenses and other	(45.4)	(5.2)
Decrease in accounts payable and accrued liabilities	(3.7)	(12.8)
Net cash provided by operating activities	113.2	145.0

Cash flows from investing activities
Proceeds on sale of investments	31.2	163.1
Purchase of investments	(26.9)	(56.7)
Proceeds from the sale of gold bullion	53.4	—
Acquisition of working interest in oil & gas properties	—	(0.8)
Acquisition of interests in mineral properties	(160.0)	(61.8)
Acquisition of other assets	(33.8)	—
Return of capital on investments	—	1.8
Purchase of property and equipment	(0.1)	(0.9)
Purchase of oil & gas well equipment	(1.9)	(3.8)
Net cash (used in) provided by investing activities	(138.1)	40.9

Cash flows from financing activities
Credit facility amendment costs	(0.7)	(1.5)
Payment of dividends (Note 12(b))	(45.4)	(52.3)
Proceeds from exercise of warrants (Note 12(a))	1.8	—
Proceeds from exercise of stock options (Note 12(a))	0.9	4.0
Net cash used in financing activities	(43.4)	(49.8)
Effect of exchange rate changes on cash and cash equivalents	0.4	(9.6)
Net change in cash and cash equivalents	(67.9)	126.5
Cash and cash equivalents at beginning of period	770.0	631.7
Cash and cash equivalents at end of period	$702.1	$758.2

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.6	$0.6
Income taxes paid during the period	$25.6	$35.5

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q2 Report available on our website.